News Release

September 15, 2004	SVU:TSX-V

Spur Ventures Appoints new Chief Financial Officer

Vancouver, Canada – SPUR VENTURES INC. is pleased to announce that Michael G. Chen has accepted an appointment as Chief Financial Officer of Spur Ventures Inc. Mr. Chen is a Chinese born national with more than 10 years of financial management experience with large multi-national corporations in the United States and Canada, including Honeywell International Inc. and Goodrich Corporation, two U.S. Fortune 500 companies. Mr. Chen is a Certified Public Accountant in the U.S. and has a degree in International Finance from Beijing University and an MBA in Finance from the University of Arizona.

The Company has granted Mr. Chen options to purchase 200,000 common shares of the Company at $1.50. The grant of options is subject to TSX Venture Exchange approval.

Spur Ventures Inc. aims to be the premier foreign owned, integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes of high-quality S-NPK fertilizer for domestic consumption by expanding its YSC facility in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Mr. Robert G. Atkinson, 604-689-5564 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com